 EXHIBIT 99.14

CONSENT OF RED PENNANT COMMUNICATIONS CORP.

We hereby consent to the use of our name contained in the technical report entitled Oxide Tailings Project Prefeasibility Study for the Avino Property, Durango, Mexico, NI 43-101 Technical Report dated February 5, 2024, in the Company’s annual report on Form 40-F for the fiscal year ended December 31, 2025, and in the Company’s Registration Statement on Form F-10 (SEC File No.: 333-293435).

Red Pennant Communications Corp.

Dated: March 27, 2026	By:	/s/ Michael O’Brien
Michael O’Brien, P. Geo